April 21, 2014

Securities and Exchange Commission

Division of Corporation Finance

Attn: Pamela Long, Assistant Director

100 F Street N.E.

Washington DC 20549

Re:

Anpath Group, Inc.

Registration Statement on Form 10

Filed February 19, 2014

File No. 000-55148

Dear Ms. Long:

In response to your letter of March 18, 2014, we have provided our response to your comments as detailed below.

General

1.

Please note that your registration statement will become effective by operation of law 60 days from the day you filed it.  You will then be subject to the reporting requirements of the Securities Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if we still have open comments on your Form 10.  If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you respond to our comments.

The Company is aware of its ongoing reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and intends to comply with these obligations beginning with the filing of its Annual Report on Form 10-K for the fiscal year ended March 31, 2014.

2.

Based upon the Commission’s guidance in response to Question 54 in the Jumpstart our Business Startup Frequently Asked Questions, it would appear that you qualify as an “emerging growth company,” as the term is defined in the Jumpstart Our Business Startups Act.  If true, in an appropriate section of the filing please disclose that you are an emerging growth company and revise your registration statement to:

•

Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•

State your election under Section 107(b) of the JOBS Act:

o

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to  Section 107(b), include a statement that the election is irrevocable; or

o

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

The Company has added the requested JOBS Act disclosure under the new subheading “Emerging Growth Company” of the “Effect of Existing or Probable Governmental Regulations on the Business” heading of Item 1.

Registration Cover Page

3.

Please explain why the address on your website, which is located in Orlando, FL, differs from the one on your cover page, as well as your “Properties” disclosure on page 16 of the registration statement.

The disclosure under “Item 3.  Properties” has been revised to clarify that the Orlando address and telephone number are those of the Company’s majority stockholder, Arthur R. Batson, and that these are the address and phone number to which product inquiries are made.

Item 1.  Business, page 2

Business Development, page 2

Organization and Other Corporate Developments, page 2

4.

Please disclose here that your auditor has issued a going concern opinion, as well as that you have accumulated a deficit of $5.5 million and experienced recurring losses since inception.

A new paragraph containing the requested disclosure has been added where indicated.  Please note that both the Company’s Form 10 and the accompanying Form 10-A1 contain a Risk Factor titled “Our financial statements contain an ‘auditor’s going concern opinin” and that this Risk Factor has been revised in the Form 10-A1 to also address the Company’s recurring losses since inception and its accumulated deficit of approximately $5.5 million through December 31, 2013.

5.

Please revise the second paragraph of your disclosure to state that you have no independent operations and that all of your business is conducted through your wholly owned subsidiary, ESI.

The requested disclosure has been added at the end of the second paragraph.

Business, page 2

Business Development, page 2

Organization and Other Corporate Developments, page 2

6.

In the fourth paragraph of your narrative, you state that you ceased normal operations in 2011.  Please tell us and disclose:

•

if and how this relates to your reorganization and emergence from Chapter 11 bankruptcy on December 23, 2010;

•

the effect that emergence from bankruptcy had on your current structure and capitalization;

•

when you ceased normal operations and what occurred during this time period; and

•

when you resumed normal operations and the resulting impact on your financial statements, if any.

A new seventh paragraph has been added under the subheading “Organization and Other Corporate Developments” to address this comment.

7.

In the first paragraph on page 3, please revise your disclosure to state that in order for you to fund your working capital needs and begin production of your products, you must raise an estimated amount of $2 million either through equity offerings, debt offerings or a combination thereof.  Please revise this disclosure anywhere in the filing where it appears.  In addition, with a view towards disclosure, please tell us whether at this time you have any committed sources of funding or whether you have entered into any agreements or arrangements with respect to your fundraising efforts.

The first and fifth paragraphs under the subheading “Business” have been revised as requested.  The disclosure under the Risk Factor “The Company will need to raise capital to fund operations, and its failure to obtain funding when needed may force the Company to delay, reduce or eliminate product development efforts” and the heading “Plan of Operation” have also been revised accordingly.

8.

In an appropriate section of the filing, please describe how you estimated the $2 million amount needed to fund your operations, presenting also a comprehensive tabular disclosure of your needed capital by identifying the significant steps or milestones during the next 12 months that you will need to complete prior to your products’ reaching the market, as well as the projected timeline for achieving each step.  For example, please discuss how you plan to fully deelop the ESI PCMX-based chemical emulsion technology platform once you receive the necessary funding.  In this regard we note your “Primary Technology Platform” disclosure on page three.

The requested disclosure has been added where indicated under the heading “Business” of the Form 10-A1.

9.

Supplementally please tell us the language of origin for the word “anpath.”  Through a review of publicly available information, we were unable to determine that “anpath” means “the absence of disease.”

The word “anpath” is a word coined by the Company.  It consists of the Greek prefix “an,” meaning “without” (as in “anhydrous,” or “without water”), and the Greek root word “path,” meaning “disease.”  The words “pathogen” and “pathology” are examples of common English words using the root word “path.”  The disclosure in the fourth paragraph under “Business” has been revised to clarify this etymology.

10.

With respect to your statements about your products’ characteristics and properties, your disclosures should be revised to provide the basis substantiating the various claims discussed under “Anpath PCMX Chemical Emulsion Product Characteristics,” including statements such as the “ESI formulation became the sole disinfectant of choice used by the Washington Metropolitan Area Transit Authority…” or that your product has “unique characteristics…permit[ting] the introduction of biocides that are efficacious, possessing the ability to destroy a wide-range of disease-causing microorganisms.”  Please note that these are only examples.  In addition, briefly explain what AMS1435, AMS-1452A, 1453 & D6-7127 specifications are.

Due to the difficulty of substantiating the statement that no other disinfectants were used by the Washington Metropolitan Area Transportation Authority, the disclosure about that entity has been revised to state simply that it used ESI’s formulation.  The Company has a copy of a poster that the Authority used to place on recently cleaned surfaces to show that EnviroTru was used to clean such surfaces.  A copy of the poster is available upon request.  Likewise, the word “unique” has been deleted from the second sentence cited in the comment.  The disclosure under “Anpath PCMX Chemical Emulsion Product Characteristics” has also been revised to explain the various specifications.

Primary Technology Platform, page 3

11.

Please reconcile your disclosure that your trade secrets and patents pending offer “significant barriers to competition” with your disclosure on page 6 that “[t]here are over 35 dominant major oilfield chemical suppliers…with a remaining fragmented set of smaller companies.”

The disclosure under “Primary Technology Platform” and the subheading “Oil and Gas” under “Competitive Business Conditions” has been revised to clarify the Company’s belief that its PCMX-based formulation, which is covered by its patent applications, distinguishes its product from those of competitors and that patent protection will protect its product from competitors wishing to use a PCMX-based formulation.

Principal products or services and their markets, page 4

12.

Please more fully describe your plan to develop, license, and privately label your technology in several different product categories, by specifically identifying the steps you have taken to accomplish these objectives.  In addition, please disclose whether you are currently engaged in discussions to license or privately label your technology.

The disclosure under “Distribution methods of the products or services” has been revised to disclose that the Company is currently in negotiations with a leading provider to the worldwide airline industry and to list the different distribution options that the Company has identified.

13.

Please ensure that your disclosure provides information on products which you can currently produce and deliver.  For example, at the end of page eight you disclose that in addition to the GeoTru and EcoTru products, a third product EnviroTru is also registered with the EPA; however, EnviroTru is not discussed as one of your products in this section of the filing.  In addition, ESI’s website, www.envirosi.com, lists a category of products related to animal care, EquineTru® Skin and Hoof Treatment; however, we are unable to locate disclosure about this product in the filing.  Disclosure of your products’ characteristics should be consistent with the terms of your EPA registration.  In this regard, we note that while GeoTru’s “Conditional” product registration required that you deleted the claim that the product was “Readily Biodegradeable,” in the fourth paragraph of your Geo-Biocides disclosure on page four you state that GeoTru is “readily biodegradable and with surface active properties.”

A new fifth paragraph has been added under the subheading “Cost and Effects of Compliance with Environmental Laws” to disclose the Company’s plans not to market EnviroTru or EquineTru at the present time.  In addition, the disclosure in the fourth paragraph under the subheading “Geo-Biocides” has been revised to clarify that EPA regulations prevent the Company from stating on its labels that GeoTru is biodegradable, even though the Company has data indicating that it is biodegradable.

Geo-Biocides, page 4

14.

Please expand your disclosure at the end of the fourth paragraph to provide the reader with a clear understanding of how GeoTru functions in the oil field environment and whether it has already been tested and used in this application.  Please also explain what “[e]xtensive development efforts have been undertaken to address the production needs in the field” means.

A new fifth paragraph has been added under the “Geo-Biocides” subheading in response to this comment.

15.

Please provide support for your disclosure that “US well stimulation material demand continues to grow.”

The first paragraph under “Geo-Biocides” has been expanded to provide substantiation for this statement.

16.

Please substantiate your claim that GeoTru meets “EPA Requirements for Toxicity Category IV for no special warnings or precautionary statements required for harmful ingestion, inhalation, and dermal effects,” given the “Precautionary Statement:  Hazardous to humans and domestic animals” label found in EPA’s December 16, 2010 letter.  We make the same observation with respect to your page five disclosure about EcoTru, in light of EPA’s August 9, 2000 letter requesting that you “[d]elete the statement ‘NO EYE OR SKIN IRRITATION’ and the toxicity Category IV for labeling.”

The disclosure under the subheading “Geo-Biocides” has been revised to refer to two EPA Data Reviews concluding that GeoTru meets Category IV requiremens and is not a dermal sensitizer.  Copies of these Data Reviews are available upon request.  In addition, the disclosure under the subheading “Surface Disinfectants” has been revised to indicate that the Master Label that was attached as an exhibit to the EPA’s Notice of Pesticide Registration dated September 2, 2011, contains a representation that EcoTru “Meets EPA Requirements for Toxicity Category IV (no special warnings or precautionary statements required for harmful dermal, ocular, inhalation or ingestion effects.”

Surface Disinfectants, page 5

17.

Please provide support for your disclosure that “[w]hen initially introduced, EcoTru was known to be the first product of its kind to address the mission-critical needs of infection prevention without sacrificing safety or compromising the environment” [emphasis added].

The requested supporting disclosure has been made where indicated.

Distribution methods of products or services, page 5

18.

Please explain what it means for GeoTru’s market to be “focused and highly visible.”

This language has been clarified as shown in the first paragraph under “Distribution methods of the products or services.”

19.

Please further expand your disclosure to elaborate on the following statements:

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your surface disinfectants technology is “widely accepted” by certain industries;

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the relationships you have developed with oil and gas industry chemical distribution partners and how you intend to leverage these relationships to distribute your products;

•

with respect to your EcoTru distribution model, the steps you have taken to partner with industry focused distribution leaders;

•

whether you have had any EcoTru sales to international markets; and

•

an objective criterion as to what constitutes “a drastic reduction in freight costs.”  With a view towards disclosure, please tell us which of the four product sizes listed on ESI’s website represents a product concentrate (we note the availability of 22 oz spray bottles, as well as one, five and 55 gallon containers for both EcoTru and EnviroTru.)

The disclosure under the subheading “Distribution methods of the products or services” has been significantly expanded in response to these comments.

Competitive Business Conditions and the Small Business Issuer Competitive Position in the Industry and Methods of Competition, page 6

20.

Please remove “Small Business Issuer” from the title of this subsection.  The category of “small business issuer” no longer exists under the SEC rules and regulations.  See SEC Release 33-8876 for further guidance.

The phrase “the Small Business Issuer” has been removed from the title as requested.

21.

When describing your competitors’ products, you should also disclose the basis you relied upon in making claims about their products’ properties and characteristics.  In this regard we note statements such as “[a]ll are toxic and not eco-friendly.”  Please revise your disclosure accordingly.

This claim is based on management’s review of the EPA’s web site in 2011.  This disclosure has been added where indicated.

Oil and Gas, page 6

22.

In the last sentence of the second paragraph, please discuss the products, besides EcoTru, that you have formulated with nature-based actives.

The requested revision has been made where indicated.

Patents, trademarks, licenses, franchises…, page 7

23.

Please disclose the status of your patent application process and whether your business is dependent on obtaining this patent.  Additionally, please clarify whether you have one or two patent applications pending, because other parts of your registration statement, such as the “With the exception of two patent applications…” risk factor on page 10, indicate that you currently have two patent applications pending.

These disclosures have been added where indicated.

Cost and Effects of Compliance with Environmental Laws, page 8

24.

Please disclose whether you are currently in compliance with EPA’s registration requirements.  We note your disclosure about required payment of registration and annual maintenance fees.  With a view towards disclosure, please tell us whether the cost of compliance with the applicable environmental regulations could have a material impact on your business.

The disclosure under “Cost and Effects of Compliance with Environmental Laws” has been revised accordingly.

Item 1A.  Risk Factors, page 9

Risks Related to Our Company, page 9

25.

Please add a risk that addresses the fact that you are a majority owned company where Mr. Batson owns over 50% of your outstanding shares of common stock.

The Form 10-A1 contains new Risk Factor entitled “Because Arthur R. Batson owns a majority of our outstanding common stock, he can elect our directors without regard to other stockholders’ votes.”

The slow global economic recovery could adversely affect the Company’s business, page 9

26.

As drafted this risk appears to apply to any company in this industry.  Please revise your disclosure to identify the unique aspects of the slow economic global recovery that relate to your business.

This Risk Factor has been deleted, as inability to obtain funding was the principal risk addressed therein and this risk is more thoroughly discussed in the immediately preceding Risk Factor “The Company will need to raise capital to fund operations, and its failure to obtain funding when needed may force the Company to delay, reduce or eliminate product development efforts.”

Forward-looking Statements, page 14

27.

Please revise your disclosure at the end of the second paragraph to state that you have no obligation to update any of your forward-looking statements other than as required by law.

This revision has been made where indicated.

Item 2.  Financial Information, page 14

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 14

28.

When discussing changes in your results of operations, please also discuss the reasons for the significant decrease in revenue during the fiscal year.  For example, please disclose if the decrease in revenues in fiscal year 2013 was attributable to the unavailability of your product(s) or lack of demand for certain products.

The disclosure under “Results of Operations” has been revised to explain the decrease in revenues in the yearly and nine-month periods ended March 31, 2013, and December 31, 2013, and the decrease in operating expense from fiscal 2012 to fiscal 2013.

29.

We note disclosure in the second paragraph that you realized a $170,292 loss in 2013 from the cancellation of the manufacturing agreement with Minntech Corp.  In an appropriate section of the filing please disclose how you are currently manufacturing your products and whether you have entered into a new manufacturing arrangement.  To the extent applicable, please disclose the material terms of this arrangement.  Given the significant impact that the loss with Minntech had on your results of operations, please revise your filing to include a related risk factor disclosure.

As stated where indicated under the headings “Cost and Effects of Compliance with Environmental Laws,” and “Plan of Operation,” the Company has not yet entered into any manufacturing arrangements.  In addition, the Risk Factor “To date, Anpath and ESI have had significant operating losses. . . .” has been revised to refer to the cancellation of the Minntech agreement and the forfeiture of deposits thereunder.

Item 3.  Properties, page 16

30.

Please reconcile your disclosure here that your office space is rent free with your disclosure in the first paragraph on page 16 that “occupancy and office spaces increased to $14,846.”

A parenthetical clause has been added in the Results of Operations disclosure for the March 31, 2013, and 2012, fiscal years to clarify the non-rent sources of this expense.  In addition, the nine-month Results of Operations disclosure has been revised to explain the increase in this expense from 2012 to 2013.

Item 4.  Security Ownership of Certain Beneficial Owners and Management, page 16

31.

Please revise the tabular disclosure to separately identify Arthur Douglas & Associates, Inc, as the beneficial owner of 3,634,813 shares.  Please also disclose the address of each beneficial owner.  See Item 403(a) of Regulation S-K.

A separate line item has been added to the “Ownership of Principal Shareholders” table to separately identify Arthur Douglas & Associates, Inc., and addresses have been included for each stockholder identified in this table and the “Ownership of Officers and Directors” table.

Item 5.  Directors and Executive Officers, page 17

Business Experience, page 17

32.

Please disclose Mr. Breedlove’s principal occupation for the past 5 years.  We note that disclosure related to his principal occupation(s) between 2006-2013 is missing.  See Item 401(e)(1) of Regulation S-K.  Please also confirm that Mr. Breedlove is not a director of the company.

The requested additions have been made to Mr. Breedlove’s biographical information under the heading “Business Experience.”  Mr. Breedlove is not a director of the Company.

33.

For your directors, Mr. Spencer and Dr. Robbins, please discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that they should serve as directors in light of your business and structure.  See Item 401(e)(1) of Regulation S-K.

The requested disclosure has been added where indicated at the end of each of these directors’ biographical summaries.

Significant Employees, page 18

34.

Please disclose Mr. Malchesky’s principal occupation and employment for the past five years.  See Item 401(c) of Regulation S-K.

The requested disclosure has been added where indicated.

Item 6.  Executive Compensation, page 20

Summary Compensation Table, page 20

35.

Following the completion of fiscal year 2014, please update your summary compensation table accordingly.  In addition, please include a footnote disclosing all assumptions made in valuing your executive officers’ stock awards.  See Instruction 1 to Item 402(n)(2)(v) and (vi) of Regulation S-K.  Please disclose the material factors considered by the board in granting the stock awards to your executive officers.  See Item 402(o) of Regulation S-K.

The Summary Compensation Table has been updated through March 31, 2014, the end of the Company’s most recently completed fiscal year, and the footnotes to this table have been revised in response to the remainder of this comment.

36.

Please reconcile the grant date fair value of the stock awards with your disclosure on page 15 that your payroll expense increased to $4,381,047 due to “non-cash compensation of management.”

The disclosure in the Summary Compensation Table and the Director Compensation table has been revised accordingly.

Director Compensation, page 22

37.

Please provide director compensation disclosure for the most recently completed fiscal year.  In this regard, we note that at the time of the filing, you should have included director compensation for the fiscal year ended March 31, 2013.  In addition, please include a footnote disclosing for each director the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end.  See Instruction to Item 402(r)(2)(iii) and (iv) of Regulation S-K.  In addition, given that Mr. Spencer’s director fees exceed Dr. Robbins’ fees by $8,000, please describe why their respective compensation arrangements differ.  See Item 402(r)(3)(ii) of Regulation S-K.

The text above the Director Compensation table has been revised to indicate that the table discloses compensation for the March 31, 2014, fiscal year.  The footnotes under the table have also been revised and a new paragraph has been added beneath the table to explain the difference in each director’s compensation.

Item 7.  Certain Relationships and Related Transactions, and Director Independence, page 22

38.

Please provide corporate governance disclosure in accordance with Item 407(a) of Regulation S-K.

A new subheading entitled “Director Independence” has been added under Item 7 of the amended Registration Statement.

39.

We note that this section does not include the $60,270 advance made to the company by its controlling stockholder, as disclosed in Note 7 to your financial statement, as well as the 3,525,000 shares issued to the majority shareholder “for services” (see “Note 8 – Subsequent Events” disclosure on page 35).  Please revise this section to include all the information required under Item 404(d) of Regulation S-K.

The requested disclosure has been added where indicated under Item 7.

40.

We note that on June 7, 2013, you issued 100,000 shares to John and Margaret Spencer for “services rendered.”  With a view towards disclosure, please tell us whether Mr. and Mrs. Spencer are related to Mr. Christopher Spencer, a director of the company.  If so, please disclose the relationship between the Spencers, as well as the services rendered by John and Margaret Spencer to the company.  For guidance, please see Item 404(d)(1) of Regulation S-K.

The disclosure under the “Consideration” column in the Item 10 table has been revised to clarify that these shares were earned by Christopher J. Spencer but gifted to John and Margaret Spencer, who are his parents.

Item 9.  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 22

Market Information, page 22

Item 10.  Recent Sale of Unregistered Securities, page 25

41.

Please ensure that the shares granted to officers and directors for services rendered during fiscal year 2014, are properly disclosed as executive and director compensation.

The table under this heading has been revised accordingly.

Item 13.  Financial Statements and Supplementary Data, page 27

Audited Consolidated Financial Statements, page 27

Consolidated Statements of Operations, page 30

42.

It appears to us that the weighted average number of common shares outstanding does not appropriately reflect your February 15, 2013 reverse stock split.  Please revise this, as well as basic and diluted net loss per share information, as appropriate.  Please also revise your March 31, 2012 balance sheet disclosures and your earnings per share information for the nine months ended December 31, 2013 and 2012 to reflect the reverse stock split.  Refer to SAB Topic 4C.

The disclosures have been revised as requested.

Consolidated Statements of Cash Flows, page 32

43.

The end of the period cash balance for the year ended March 31, 2012 does not agree with the cash balance on your consolidated balance sheet at March 31, 2012, or with the beginning of the period cash balance for the year ended March 31, 2013 on your statement of cash flows.  Please revise your statements accordingly.

The statements have been revised as requested.

Note 8 – Subsequent Events, page 35

44.

Please disclose the date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1.  This comment also applies to the unaudited financial statements for the interim period ended December 31, 2013.

This disclosure has been provided in Note 8 of both the year-end and the interim financial statements.

Unaudited Financial Statements, page 37

45.

Please provide the shareholders’ equity disclosures required by ASC 505-10-50-2.

These disclosures are provided as requested.

46.

We refer to the 5,375,000 shares of common stock issued to various parties during June 2013.  Please expand your disclosures to include:

•

your accounting policies for stock-based compensation to employees and non-employees for services provided.  Refer to ASC 718-10-30 and ASC 505-50-30 for guidance; and

•

the disclosures required by ASC 718-10-50, as applicable.

These disclosures have been expanded as requested.

47.

Please disclose the material provisions of the $205,000 note payable to Alpha Capital Anstalt.

Please see Note 4 of the unaudited financial statements.

48.

With respect to the lawsuit filed by a former employee, please provide the disclosures required by ASC 450-20-50.

Please see Note 8 of both the audited and the unaudited financial statements.

Exhibits, page 43

Please include a listing of your subsidiaries as Exhibit 21 with your next amendment.

The requested list is included as Exhibit 21 to the Form 10-A1.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission.

ANPATH GROUP, INC.

By /s/ J. Lloyd Breedlove

J. Lloyd Breedlove, President